EXHIBIT 12.1

Kimball Hill, Inc. and Subsidiaries
Computation of Earnings to Fixed Charges
(Amounts in thousands, except ratio of earnings to fixed charges)

	Year ended September 30,
	2007	2006	2005	2004	2003
Earnings:
(Losses) earnings before income taxes	$(267,003)	$65,320	$137,523	$82,984	$60,202
Equity in losses (income) of unconsolidated joint ventures	20,373	(2,215)	(3,282)	(833)	(618)
Minority interests in net (losses) earnings of consolidated partnerships	(15,203)	290	6,152	4,232	4,122
Fixed charges (from below)	52,750	55,383	39,546	31,668	30,774
Distributed income from unconsolidated joint ventures	1,842	1,322	3,282	833	618
Less: Interest capitalized	(48,266)	(51,809)	(38,221)	(30,016)	(29,015)
Interest amortized to cost of sales	38,079	32,899	27,696	35,382	26,883

(Losses) earnings available for fixed charges	$(217,429)	$101,190	$172,696	$124,250	$92,966
Fixed charges:
Interest incurred, including capitalized amounts and amortization of debt costs	$50,482	$53,444	$38,255	$30,641	$29,964
Estimated interest component of rent expense	2,268	1,939	1,291	1,027	810

Total fixed charges	$52,750	$55,383	$39,546	$31,668	$30,774
Ratio of earnings to fixed charges		1.83	4.37	3.92	3.02
Coverage deficiency	$270,178